November 12, 1999
                                                               (31 75 6595720)






Ahold extends tender offer in connection with Pathmark

Zaandam, The Netherlands, November 12, 1999 - Royal Ahold today announced that its wholly-owned subsidiary Ahold Acquisition, Inc. is extending the tender offer for the preferred stock of Supermarkets General Holdings Corporation at a price of $ 39.85 per share of preferred stock until 5:00 p.m., New York City time, on Friday, December 17, 1999. The offer had been scheduled to expire on Monday, November 15, 1999.

The tender offer has been made pursuant to a merger agreement under which Royal Ahold will acquire all of the outstanding shares of SMG-II Holdings Corporation, the company which controls the US supermarket company Pathmark Stores, Inc. through Supermarkets General.

Based upon information provided by Citibank N.A., as depositary for the offer, as of the close of business on November 10, 1999, approximately 4.3 million shares (89%) of the outstanding Supermarkets General preferred stock have been tendered and not withdrawn. Completion of the tender offer is subject to a number of conditions, including obtaining necessary regulatory approvals and at least 66 2/3% of the shares of Supermarkets General preferred stock being tendered in the offer and not withdrawn. In the event that 66 2/3% of the Supermarkets General preferred stock is not tendered, SMG-II has agreed to cause its subsidiary to sell to Ahold Acquisition all of the outstanding shares of Pathmark for the same purchase price.